         SUPPLEMENT, dated as of December 27, 1996 (the "Supplement"), by and between White Rose Foods, Inc., a Delaware corporation (the "Issuer"), and The Bank of New York, a New York banking corporation, as trustee (the "Trustee"), to the Indenture dated as of November 8, 1993 (as amended and supplemented, the "Indenture") by and between the Issuer and the Trustee.


                                    RECITALS

         WHEREAS, the Issuer duly authorized the creation of an issue of Senior Discount Notes Due 1998, Series A and Senior Discount Notes Due 1998, Series B (the "Securities"), of substantially the tenor and amount set forth in the Indenture, and to provide therefor the Issuer duly authorized the execution and delivery of the Indenture.


         WHEREAS, all acts and things necessary were done to make the Securities, when executed by the Issuer and authenticated and delivered under the Indenture and duly issued by the Issuer, the valid obligations of the Issuer and to make the Indenture a valid agreement of the Issuer in accordance with the terms of the Indenture.


         WHEREAS, the Issuer and DIG Holding Corp., a New York corporation ("DIG Holding"), desire to effect a merger (the "Merger") between the Issuer and DIG Holding with the Issuer continuing as the surviving corporation. The Merger is not intended to adversely affect the interests of the Holders.


         WHEREAS, the Issuer is controlled by Arthur M. Goldberg, the Chairman, President and Chief Executive Officer of the Issuer. 91.8% of the issued and outstanding shares of common stock of the Issuer are owned by DIG Holding, a holding company controlled by Mr. Goldberg and his affiliates. The remaining 8.2% of the common stock is owned by Rose Partners, L.P., ("Rose Partners"), an entity controlled by Mr. Goldberg and his affiliates.


         WHEREAS, after giving effect to the Merger, the Issuer will continue to be controlled by Mr. Goldberg with 98.53 % of the common stock of the Issuer owned by Rose Partners.


         WHEREAS, the parties have entered into this Supplement pursuant to
Section 7.01 of the Indenture, including paragraph (v) thereunder, in order to clarify and cure a potential ambiguity in Article Eight with respect to the scope of that provision. Under Section 7.01 of the Indenture the Issuer may amend the Indenture or the Securities without notice to or consent of any Holder.


         WHEREAS, the effect of this Supplement will be to reaffirm that the contemplated Merger is outside the scope of the limitations set forth in Article Eight of the Indenture since the transaction will not result in a transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries on a consolidated basis.


         WHEREAS, all acts and things necessary have been done to make this Supplement a valid agreement of the Issuer in accordance with the terms of the Indenture.
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          NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:


                                   ARTICLE I

                             Amendment of Indenture

         The parties hereto mutually covenant and agree to, and do hereby, supplement and amend the Indenture as follows:

         The introductory language of Section 8.01 shall be and is hereby amended to reflect certain definitional and other typographical modifications, as follows:

                 When Issuer May Merge, Etc. (a) The Issuer shall not (i) consolidate with, (ii) merge with or into, or (iii) transfer, directly or indirectly by lease, assignment, sale or otherwise, including, without limitation, as a result of the merger or consolidation of any Restricted Subsidiary with any other Person (collectively, a "transfer"), all or substantially all of its assets in one transaction or a series of related transactions to ((i), (ii) and (iii) are sometimes collectively referred to as a "Transaction"), any Person or group of affiliated Persons or permit any Restricted Subsidiary to enter into any such Transaction or Transactions if such Transaction or Transactions in the aggregate would result in a transfer of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries on a consolidated basis, unless...

         In addition, the following new paragraph (b) shall be added to Section 8.01:

                 (b) Any Transaction which does not result in a transfer of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries on a consolidated basis shall not be subject to any of the limitations, restrictions or covenants set forth in this
         Section 8. The merger of DIG Holding (or another holding company) with and into the Issuer with the Issuer continuing as the surviving corporation shall be outside the scope of Article 8.


                                   ARTICLE 11

                                 Effectiveness

         This Supplement shall become effective as of the date first above written.


                                  ARTICLE III

                                 Miscellaneous

         (a) Capitalized terms herein used are used as defined in the Indenture unless otherwise indicated.





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         (b)     This Supplement shall be governed by and constructed in
accordance with the laws of the State of New York.

         (c) This Supplement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together constitute but one contract.



         IN WITNESS WHEREOF, the parties hereto have caused this Supplement to be duly executed by their respective authorized officers as of the day and year first above written.



                                            WHITE ROSE FOODS, INC.



                                            By: /s/ Richard B. Neff
                                               ---------------------------------
                                            Name:   Richard B. Neff
                                            Title:  Executive Vice President and
                                                     Chief Financial Officer



                                            THE BANK OF NEW YORK



                                             By: /s/ Remo J. Reale
                                                --------------------------------
                                             Name:   Remo J. Reale
                                             Title:  Assistant Vice President





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